UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 1)


                    Under the Securities Exchange Act of 1934

                          OCWEN ASSET INVESTMENT CORP.
                          ----------------------------
                                (Name of Issuer)


                                     COMMON
                            -------------------------
                         (Title of Class of Securities)

                                   6757M 10 6
                           --------------------------
                                 (CUSIP Number)


                                FEBRUARY 9, 1999
                                -----------------
             (Date of Event Which Require Filings of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]  Rule 13d-1(b) (Qualified Investor)

[ X ]  Rule 13d-1(c) (Passive Investor)

[   ]  Rule 13d-1(d) (Exempt Investor)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 67574M 10 6

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Investors Mortgage Insurance Holding Company ("IMIHC")
                  IRS Id. No.:  04-2499338
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]

                                                             (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
--------------------------------------------------------------------------------
                                    5.      SOLE VOTING POWER          1,540,000
                                    --------------------------------------------
NUMBER OF                           6.      SHARED VOTING POWER                0
SHARES                              --------------------------------------------
BENEFICIALLY                        7.      SOLE DISPOSITIVE POWER     1,540,000
OWNED BY EACH                       --------------------------------------------
REPORTING                           8.      SHARED DISPOSITIVE POWER           0
PERSON                              --------------------------------------------
WITH
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             1,540,000 (A)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES


             N/A
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.1%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (SEE INSTRUCTION)
         CO
--------------------------------------------------------------------------------


(A) Excludes 1,808,733 limited partnership units in Ocwen Partnership, L.P. ("OPLP") owned by IMIHC, a wholly-owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly-owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ocwen Capital Corporation
                  IRS Id. No.:  65-0740743
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                            (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
--------------------------------------------------------------------------------
                                    5.      SOLE VOTING POWER                  0
                                    --------------------------------------------
NUMBER OF                           6.      SHARED VOTING POWER                0
SHARES                              --------------------------------------------
BENEFICIALLY                        7.      SOLE DISPOSITIVE POWER             0
OWNED BY EACH                       --------------------------------------------
REPORTING                           8.      SHARED DISPOSITIVE POWER           0
PERSON                              --------------------------------------------
WITH
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             0 (A)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES


             N/A
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             0%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON  (SEE INSTRUCTION)

             CO
--------------------------------------------------------------------------------


(A) Excludes option (the "Option") to purchase 1,912,500 shares of Common Stock of the issuer granted to Ocwen Capital Corporation, the manager of OPLP and a wholly-owned subsidiary of Ocwen Financial Corporation, under the issuer's 1997 Stock Option Plan (the "Option Plan"). On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable. As a result, 25% of the Option is exercisable as of the date hereof to purchase 478,125 shares of Common Stock of the issuer. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ocwen Financial Corporation
                  IRS Id. No.:  65-0039856
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]

                                                               (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
--------------------------------------------------------------------------------
                                    5.      SOLE VOTING POWER                  0
                                    --------------------------------------------
NUMBER OF                           6.      SHARED VOTING POWER        1,540,000
SHARES                              --------------------------------------------
BENEFICIALLY                        7.      SOLE DISPOSITIVE POWER             0
OWNED BY EACH                       --------------------------------------------
REPORTING                           8.      SHARED DISPOSITIVE POWER   1,540,000
PERSON                              --------------------------------------------
WITH
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            1,540,000 (A)(B)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES


           N/A
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.1%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON  (SEE INSTRUCTION)

           HC
--------------------------------------------------------------------------------



(A) Excludes 1,808,733 limited partnership units in OPLP owned by IMIHC, a wholly-owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited
         Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly-owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

(B) Excludes the Option granted to Ocwen Capital Corporation, the manager of OPLP and a wholly-owned subsidiary of Ocwen Financial Corporation, under the Option Plan. On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable. As a result, 25% of the Option is exercisable as of the date hereof to purchase 478,125 shares of Common Stock of the issuer. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  William C. Erbey
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]


                                                               (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  USA
--------------------------------------------------------------------------------
                                    5.      SOLE VOTING POWER                 0
                                    --------------------------------------------
NUMBER OF                           6.      SHARED VOTING POWER       1,653,300
SHARES                              --------------------------------------------
BENEFICIALLY                        7.      SOLE DISPOSITIVE POWER            0
OWNED BY EACH                       --------------------------------------------
REPORTING                           8.      SHARED DISPOSITIVE POWER  1,653,300
PERSON                              --------------------------------------------
WITH
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,653,300 (A)(B)(C)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES

            N/A
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            8.7%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON  (SEE INSTRUCTION)

            IN
--------------------------------------------------------------------------------
(A) Includes 1,540,000 shares held by IMIHC, of which the reporting person is Chairman and Chief Executive Officer and sole director, and 113,300 shares held by a partnership pursuant to which the reporting person, his wife and a corporation wholly-owned by the reporting person share voting and dispositive power. The reporting person disclaims beneficial ownership of all such shares.

(B) Excludes 1,808,733 limited partnership units in OPLP owned by IMIHC, a wholly-owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited
         Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly-owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

(C) Excludes the Option granted to Ocwen Capital Corporation, the manager of OPLP and a wholly-owned subsidiary of Ocwen Financial Corporation, under the Option Plan. On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable. As a result, 25% of the Option is exercisable as of the date hereof to purchase 478,125 shares of Common Stock of the issuer. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Item 1 (a)        Name of issuer:

                  Ocwen Asset Investment Corp.

Item 1 (b)        Address of issuer's principal executive offices:

                  1675 Palm Beach Lake Boulevard
                  West Palm Beach, FL  33401

Item 2 (a)        Name of person filing:

                  Investors Mortgage Insurance Holding Company

Item 2 (b)        Address of principal business office:

                  1675 Palm Beach Lake Boulevard
                  West Palm Beach, FL  33401

Item 2 (c)        Citizenship or Place of Organization:  Delaware

Item 2 (d)        Title of class of securities:    COMMON

Item 2 (e)        Cusip No.:  67574M 10 6

Item 3            Type of Person: Passive Investor
                  If this statement is being filed pursuant to 240.13d-1(c), Check this box [x].


Item 4 (a)        Amount beneficially owned:            1,540,000 (A)
                                                     ------------


Item 4 (b)        Percent of class:   8.1%

Item 4 (c)        (i)      sole power to vote:          1,540,000
                                                     ------------
                  (ii)     shared power to vote:           -0-
                                                     ------------
                  (iii)    sole power to dispose:       1,540,000
                                                     ------------
                  (iv)     shared power to dispose:        -0-
                                                     ------------

Item 5   Ownership of 5 percent or less of a class:   Not Applicable


(A) Excludes 1,808,733 limited partnership units in OPLP owned by IMIHC, a wholly-owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited
         Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly-owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

Item 6   Ownership of more than 5 percent on behalf of another
         person:    Not Applicable

Item 7   Identification and classification of subsidiary:    Not Applicable

Item 8 Identification and classification of members of the group: Not Applicable

Item 9   Notice of dissolution of the group:    Not Applicable

Item 10  Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Item 1 (a)        Name of issuer:

                  Ocwen Asset Investment Corp.

Item 1 (b)        Address of issuer's principal executive offices:

                  1675 Palm Beach Lake Boulevard
                  West Palm Beach, FL  33401

Item 2 (a)        Name of person filing:

                  Ocwen Capital Corporation

Item 2 (b)        Address of principal business office:

                  1675 Palm Beach Lake Boulevard
                  West Palm Beach, FL  33401

Item 2 (c)        Citizenship or Place of Organization:  Florida

Item 2 (d)        Title of class of securities:    COMMON

Item 2 (e)        Cusip No.:  67574M 10 6

Item 3            Type of Person: Passive Investor
                  If this statement is filed pursuant to 240.13d-1(c), check this box [x]


Item 4 (a)        Amount beneficially owned:                    0 (A)
                                                     ------------


Item 4 (b)        Percent of class:  0%

Item 4 (c)        (i)      sole power to vote:                  0
                                                     ------------
                  (ii)     shared power to vote:                0
                                                     ------------
                  (iii)    sole power to dispose:               0
                                                     ------------
                  (iv)     shared power to dispose:             0
                                                     ------------

Item 5   Ownership of 5 percent or less of a class:   Not Applicable


(A) Excludes the Option granted to Ocwen Capital Corporation, the manager of OPLP and a wholly-owned subsidiary of Ocwen Financial Corporation, under the Option Plan. On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable. As a result, 25% of the Option is exercisable as of the date hereof to purchase 478,125 shares of Common Stock of the issuer. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

Item 6   Ownership of more than 5 percent on behalf of another
         person:    Not Applicable

Item 7   Identification and classification of subsidiary:    Not Applicable

Item 8 Identification and classification of members of the group: Not Applicable

Item 9   Notice of dissolution of the group:    Not Applicable

Item 10  Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Item 1 (a)        Name of issuer:

                  Ocwen Asset Investment Corp.

Item 1 (b)        Address of issuer's principal executive offices:

                  1675 Palm Beach Lake Boulevard
                  West Palm Beach, FL  33401

Item 2 (a)        Name of person filing:

                  Ocwen Financial Corporation

Item 2 (b)        Address of principal business office:

                  1675 Palm Beach Lake Boulevard
                  West Palm Beach, FL  33401

Item 2 (c)        Citizenship or Place of Organization:  Florida

Item 2 (d)        Title of class of securities:    COMMON

Item 2 (e)        Cusip No.:  67574M 10 6

Item 3            Type of Person: Passive Investor
                  If this statement is filed pursuant to 240.13d-1(c), check this box [x]


Item 4 (a)        Amount beneficially owned:            1,540,000 (A)(B)
                                                     ------------


Item 4 (b)        Percent of class:  8.1%

Item 4 (c)        (i)      sole power to vote:                  0
                                                     ------------
                  (ii)     shared power to vote:        1,540,000
                                                     ------------
                  (iii)    sole power to dispose:               0
                                                     ------------
                  (iv)     shared power to dispose:     1,540,000
                                                     ------------

Item 5   Ownership of 5 percent or less of a class:   Not Applicable


(A) Excludes 1,808,733 limited partnership units in OPLP owned by IMIHC, a wholly-owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited
         Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly-owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

(B) Excludes the Option granted to Ocwen Capital Corporation, the manager of OPLP and a wholly-owned subsidiary of Ocwen Financial Corporation, under the Option Plan. On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable. As a result, 25% of the Option is exercisable as of the date hereof to purchase 478,125 shares of Common Stock of the issuer. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

Item 6   Ownership of more than 5 percent on behalf of another
         person:    Not Applicable

Item 7   Identification and classification of subsidiary:    Not Applicable

Item 8 Identification and classification of members of the group: Not Applicable

Item 9   Notice of dissolution of the group:    Not Applicable

Item 10  Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Item 1 (a)        Name of issuer:

                  Ocwen Asset Investment Corp.

Item 1 (b)        Address of issuer's principal executive offices:

                  1675 Palm Beach Lake Boulevard
                  West Palm Beach, FL  33401

Item 2 (a)        Name of person filing:

                  William C. Erbey

Item 2 (b)        Address of principal business office:

                  1675 Palm Beach Lake Boulevard
                  West Palm Beach, FL  33401

Item 2 (c)        Citizenship:  USA

Item 2 (d)        Title of class of securities:    COMMON

Item 2 (e)        Cusip No.:  67574M 10 6

Item 3            Type of Person: Passive Investor
                  If this statement is filed pursuant to 240.13d-1(c), check this box [x]


Item 4 (a)        Amount beneficially owned:            1,653,300 (A)(B)(C)
                                                     ------------

Item 4 (b)        Percent of class:  8.7%

(A) Includes 1,540,000 shares held by IMIHC, of which the reporting person is Chairman and Chief Executive Officer and sole director, and 113,300 shares held by a partnership pursuant to which the reporting person, his wife and a corporation wholly-owned by the reporting person share voting and dispositive power. The reporting person disclaims beneficial ownership of all such shares.

(B) Excludes 1,808,733 limited partnership units in OPLP owned by IMIHC, a wholly-owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited
         Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly-owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

(C) Excludes the Option granted to Ocwen Capital Corporation, the manager of OPLP and a wholly-owned subsidiary of Ocwen Financial Corporation, under the Option Plan. On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable. As a result, 25% of the Option is exercisable as of the date hereof to purchase 478,125 shares of Common Stock of the issuer. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

Item 4 (c)        (i)      sole power to vote:                  0
                                                     ------------
                  (ii)     shared power to vote:        1,653,300
                                                     ------------
                  (iii)    sole power to dispose:               0
                                                     ------------
                  (iv)     shared power to dispose:     1,653,300
                                                     ------------


Item 5   Ownership of 5 percent or less of a class:   Not Applicable

Item 6   Ownership of more than 5 percent on behalf of another
         person:    Not Applicable

Item 7   Identification and classification of subsidiary:    Not Applicable

Item 8 Identification and classification of members of the group: Not Applicable

Item 9   Notice of dissolution of the group:    Not Applicable

Item 10  Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         MATERIALS TO BE FILED AS EXHIBITS


         Exhibit 1 Agreement between the reporting persons with respect to the filing of this Schedule 13G (incorporated by reference to Exhibit 1 to Schedule 13G of IMIHC, Ocwen Capital Corporation, Ocwen Financial Corporation and William C. Erbey with respect to the issuer dated March 2, 1998).

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             INVESTORS MORTGAGE INSURANCE
                                             HOLDING COMPANY



Date:         February 9, 1999               By:  /s/ WILLIAM C. ERBEY
                                                  ------------------------------
                                                  William C. Erbey
                                                  Chairman
                                                  and Chief Executive Officer



Date:         February 9, 1999               OCWEN CAPITAL CORPORATION


                                             By:  /s/ WILLIAM C. ERBEY
                                                  ------------------------------
                                                  William C. Erbey
                                                  Chairman
                                                  and Chief Executive Officer



                                             OCWEN FINANCIAL CORPORATION


Date:         February 9, 1999               By:  /s/ WILLIAM C. ERBEY
                                                  ------------------------------
                                                  William C. Erbey
                                                  Chairman
                                                  and Chief Executive Officer



                                             WILLIAM C. ERBEY


Date:         February 9, 1999               By:  /s/ WILLIAM C. ERBEY
                                                  ------------------------------
                                                  William C. Erbey